

Republic

Newest campaign Live ⌄

Ember Fund

We've built your crypto portfolio for you



✓ **FULLY RESERVED**

$535,000

Offering fully reserved   ⓘ

689

Reservations

Join the waitlist for a chance to invest if room in the offering becomes available.

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$50 minimum investment



Uncorrelated Ventures

Early-stage infrastructure software VC

Uncorrelated Ventures invests early in infrastructure software, traditional and decentralized. The firm has invested $300M+ in 60+ companies.

Uncorrelated Ventures also invested in:





Calm Ventures

Emerging technologies & brands VC

Calm Ventures is a New York / Los Angeles based venture capital and growth equity firm investing in breakout technology companies and emerging brands. Calm Ventures is led by… read more

Calm Ventures also invested in:





Anthos Capital

Growth-stage VC

Anthos is an investment firm focused on growth-stage private companies at the forefront of change. The firm supports dynamic entrepreneurs building disruptive companies in a broad… read more

Anthos Capital also invested in:



Join the Waitlist

$50 minimum investment

Highlights

$5M+ raised

Company has previously raised over $5M in capital



Leading VC-backed

Company is backed by a leading VC firm



Notable Angel backing

Company is backed by a notable angel investor



Leading, powerful crypto investment management platform in a mobile app

Raised over $6M from top-tier industry VCs and angels

Profitable in Jan 2021. 400%+ YoY revenue growth as of 3/2022

500K+ users with 4.5+ stars average app store reviews as of 3/2022

Daily active users doubling every 2–3 weeks as of 3/2022

Partnership with Evite.com. 100M users with 300M reach in the US

Launched multiple cutting-edge crypto products in 2021 i.e. Metaverse Index

Problem

Investing in crypto successfully is challenging

There has been an explosion of crypto assets in the DeFi, Metaverse, and NFT space; but investing, managing, and understanding it well continues to be difficult.

Investors need to vet thousands of protocols, constantly follow an ever-changing technology landscape, and trade against sophisticated investors with access to proprietary research and trading tools.

Ember is leveling the playing field for retail investors by offering crypto indexes and hedging strategies previously only available to elite investors.

Before Ember Fund   After Ember Fund

Join the Waitlist

$50 minimum investment

Single Crypto Assets	Diversified portfolios rebalanced monthly and explained by experts
Lack of Accessibility for Retail Investors	No net worth restrictions, $10 mins, frictionless onboarding, depositing and 1-tap investing
Information Overload	Earn Bitcoin daily as you read our curated research and learn about cryptocurrencies

Solution

Ember Fund: the smarter way to invest

Ember Fund is a leading, global mobile app that allows users to easily invest in crypto portfolios with just a few taps.


Invest
Ember Metaverse Index
+69.77%
All Time ROI
Aggressive
Exposure to NFTs, gaming, and virtual world assets.
More details
18.00% ILV
15.34% MANA
SAN
INVEST
Ember Defi Index
+56.56%
Meet Ember
Smart Crypto Management
For Everyone. Available Worldwide.

Join the Waitlist

$50 minimum investment

How it works

Crypto is hard. We make it easy.


Bitcoin Rewards
1257.1585
Boost
Ember Tokens (10/hr)
Invite a friend to boost your rate
INVITE
Did you know?
A Satoshi is the smallest unit of Bitcoin.
A single Bitcoin has 100 million Satoshis, which is named after Satoshi Nakamoto: the creator of Bitcoin
START MINING
Sat, Sep, 8th, 2021
Ember DeFi Index
BTC 60.2%
All
Your Position
Portfolio Value
$2,056
Total Return
$236.15
INVEST IN THIS PORTFOLIO
Ember
Total Capital
$140,871.12
Portfolios
Bitcoin Defense
Defensive BTC Trading
$50,728
922.3%
Ember DeFi Index
DeFi Exposure
$12,345
45.23%
Stable Yield
Auto-Rebalancing Yield
Explore
10% APY
Big 3 Weighted
Large Blue-Chip
Explore
Ember Metaverse Index
NFTs, Metaverse
Explore
1.23%
Available Funds
$800
Learn
Invest
Track

Product

Designed with a focus on performance, security, and usability

High-performance portfolios

We've curated and constructed high-performance portfolios, including an algorithmic quantitative trading Bitcoin fund, a Metaverse Index, DeFi Index, Yield Farming on stablecoins, and an NFT portfolio launching in 2022. These portfolios are rebalanced monthly.

One-tap investing

Avoid buying coins on different exchanges and funding them through different wallets. Save time and money by investing in a portfolio of the top coins by sector in one tap. Ember supports connections with your bank account, credit card,

Join the Waitlist

$50 minimum investment

Invest with as little as $10, add additional funds, and liquidate your portfolio at any… Read more

Traction

Explosive new user growth

We recently launched a viral referral program, resulting in each user referring **4+ new users**. We're acquiring thousands of new users a day and it's growing fast.



Most of these users are opening the app **6-7 times per week**, catapulting our daily active user growth.



Join the Waitlist

$50 minimum investment

With our new **lower minimum investment requirement**, the number of investment purchases have grown by **5x**. This metric will continue to grow as we layer on more portfolios, implement retention marketing strategies, and offer automatic recurring deposits to enable dollar-cost averaging.

The 3/6/12-month AUM retention rates were **121.9/124.8/228.2% for 2021.** Invested user retention is over **80% after 12 months**. This means people are investing,... Read more

Customers

Users love Ember Fund

4.5+ star rating on both Android and iOS



App Store & Google Play

★ ★ ★ ★ ✬

1100+ Total Ratings

> Absolutely incredible customer service and app.
>
> John H

> Love the concept. Great way to diversify my crypto investments. Really intuitive and easy to use app.
>
> Roland B

> I'm writing my first review ever on the web to commend the folks at Ember App for a very user friendly platform, but above all superb customer service.
>
> Brian K

> Love love love the app. I've been into BTC 10+ years.
>
> Eric V

Join the Waitlist

$50 minimum investment

Business model

3–4% on AUM

Our margins are over 90%. Most of the direct costs associated with our revenue are simply hosting costs, which are minimal.



Revenue Streams

Consumer - 3%+ on AUM
Management Fees
Spread
Lending/Yield

Enterprise - 4%+ On AUM
Management Fees
Spread
Lending/Yield

Enterprise - Other
Affiliate from banking partners
Treasury Management

Enterprise Revenue

Traction

Economics

Join the Waitlist

$50 minimum investment

pilot launched

Transaction Volume

$500M processed

DeFi Asset Management

Multiple deals closed for UHNW, Institutional and SMBs

and distribution to new users

Affiliate - Banking Partners

$50-100k per every $10M processed

Upfront + MRR

$50k deposit and % of AUM

Margins as of March 2022

Market

Rapidly growing $120B+ addressable market

The crypto market as a whole has increased significantly over the past years. The global crypto market cap grew from $100B in 2019 to $1.5T in 2021. Crypto fund, crypto venture capital investing, and index investing comprise almost 10% or $120B of the market, but is only currently available to institutional investors.

While exchanges like Coinbase and Gemini have introduced retail investors to single coin trading, we believe that diversified portfolios and indexes will dominate the crypto investing landscape, akin to the popularity of mutual funds and indexes in equities markets. 45.7% of Americans are invested in a mutual fund, while only 14% are invested in a single stock.

Crypto Funds / Indexes Assets Under Management	$120B 2021		$1.2T 2026

Join the Waitlist

$50 minimum investment



Stock Portfolio
Per US Household

% of Americans
who own single stocks

% of Americans
who own mutual funds

The number of people... Read more

Competition

First to market
with a 3-year head start

We started building in 2018. Ember has a massive head start on building the technology, brand and community.

Emerging DeFi Products

EMBER FUND

Coinbase

Binance

Cash App

Brokers

Robinhood

Webull

**Asset
Managers**

Wealthfront   Betterment

Acorns

Traditional Products

Vision

Join the Waitlist

$50 minimum investment



There is a massive paradigm shift happening. Inflation, record-low interest rates, and distrust in legacy financial institutions / governments is resulting in record outflows from assets like gold and fiat into crypto native assets.

Ember is in a strong position to become the dominant platform for retail investors globally to invest in cryptocurrencies and cutting-edge cryptocurrency assets.

Consumers around the world are beginning to demand diversified and hedged investment products that are user friendly and drive higher, risk-adjusted returns. Ember has spent 3 years building and delivering a product that meets this need. We've found product market... Read more

Investors

Backed by leading VC firms

Ember has raised over $6M from top VC firms in the consumer and crypto space. We also have individual investors like: Brian Dilley (ex-CTO of Blockfolio and Tiktok), Honey/Paypal executives, Ying Lee (ex-Kleiner Perkins), Richard Jun (BAM.VC), David Yeom (CEO of Evite.com) and a top 30 market cap blockchain.

Join the Waitlist

$50 minimum investment

Founders

Strong founding team with AI/ML & smart contract experience



Alex Wang
Co-Founder | CEO

Previously product manager at a venture-backed AI company. Experience building and scaling consumer technology companies. BA in Economics from University of California, Berkeley.



Guillaume Torche
Co-Founder | CTO

Previously built and scaled backend systems processing billions of data points at various venture backed tech companies. Built and scaled trading infrastructures currently managing hundreds of millions of dollars. Proficient with smart contracts.



Mario Lazaro
Co-Founder | CIO

Previously led team running Ad Server for a venture-backed ad tech company. Extensive experience in managing large, high-performance technology teams. Innovator and pioneer in various cutting edge ad technologies. Proficient with smart contracts.

Bonus perks ⓘ

If Ember Fund launches an offering and you complete an investment, you may receive perks.

Join the Waitlist

$50 minimum investment

Limited (78 left of 200)

22 reservations	**Reserve** $5,000	**Receive** $250 Bitcoin sent to your Ember Fund wallet Limited (18 left of 40)
5 reservations	**Reserve** $10,000	**Receive** $500 Bitcoin sent to your Ember Fund wallet Limited (5 left of 10)
2 reservations	**Reserve** $20,000	**Receive** $1000 Bitcoin sent to your Ember Fund wallet Limited (3 left of 5)
2 reservations	**Reserve** $100,000	**Receive** $5000 Bitcoin sent to your Ember Fund wallet Sold out (0 left of 2)

You can still reserve $100,000 without the perk.

About Ember Fund

Legal Name	Ember Fund Inc.
Founded	Jun 2019
Form	Delaware Corporation
Employees	10
Website	emberfund.io
Social Media	🐦
Headquarters	12130 Millennium Drive, 02-174, Los Angeles, CA, United States

Join the Waitlist

$50 minimum investment

Alex Wang Co-Founder | CEO	**Guillaume Torche** Co-Founder | CTO	**Mario Lazaro** Co-Founder | CIO	**Harrison Wang** Growth Advisor
Cher Park Head of Growth	**Harsharn Singh** Investment Associate	**Hayden Todd** Product & Ops	**Anthony Bruscantini** Senior Engineer
Michael Kim Product & Growth	**Karim Lamouri** Senior Software Engineer	**Richard Jun** Investor	**David Yeom** Investor
Brian Dilley Investor	**Deergha Sahni** Technology Advisor	**Rena Shah** Advisor	**Tommy Dang** Advisor
Pierre Roussel Software Engineer	**Jason Gotlieb** Outside Counsel	**Nicholas Merten** Distribution Partner	**Marius Kramer** Distribution Partner

Kailash Bihani
Senior Software Engineer

FAQ

How do I earn a return?

How do I earn a return?
We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?
Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

Join the Waitlist

$50 minimum investment



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Why invest	Why raise
How it works	Learn
FAQ	FAQ
Risks	Instruments
Privacy policy	Crowd SAFE
Crypto	**Company**
For investors	About
For companies	Journal
How it works	Events
Token DPA	Contact
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